

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2015

Peter Bauer
Chief Executive Officer
Mimecast Limited
CityPoint, One Ropemaker Street, Moorgate
London EC2Y 9AW
United Kingdom

> **Re:** **Mimecast Limited**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted July 21, 2015**
> **CIK No. 0001644675**

Dear Mr. Bauer:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 13, 2015 letter.

Risk Factors

Risks Related to Our Business and Industry

Our business depends substantially on customers renewing their subscriptions…, page 15

1.   Revisions made in response to prior comments 3 and 16 disclose that your customer retention rate has been consistently greater than 90% for the fiscal years ended March 31, 2013, 2014 and 2015. Please revise here or elsewhere to include your definition of customer retention rate. Also, tell us what consideration you have given to including this metric in your Key Performance Indicators section on page 50.

We are subject to governmental export controls…, page 25

2.   You state in response to prior comment 5 that you are not aware of customer relationships with persons or entities located in Iran, Syria or Sudan. Our comment requested information about any contacts with Iran, Syria or Sudan, not just those with customers. Please clarify for us whether you have had other contacts with those countries, and if so, describe to us all such contacts. In this respect, you state that you do not block e-mails originating in Iran, Syria or Sudan. Please tell us whether e-mails from these countries relate to requests for services to or from your company, and whether they have resulted in such services.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Performance indicators

Revenue Constant Currency Growth Rate, page 50

3.   We note your response to prior comment 10. Considering your disclosure that foreign currency fluctuations impacted revenues by 5% and 2% for the year ended March 31, 2014 and 2015, respectively, but had no impact on your gross margins for these years, it appears that there may have been offsetting foreign currency impacts on your cost of sales for these years. Please provide either a quantitative or qualitative discussion of the impact of foreign currency on your cost of sales.

Comparison of Period-to-Period Results of Operations, page 54

4.   We note your response to prior comment 12. It appears that you considered the impact of foreign currency movements on expenses as a percentage of revenue rather than on the dollar amount of expenses. Clarify the impact of foreign currency movements on the dollar amount of both your cost of sales and operating expenses.

Liquidity and Capital Resources

Borrowings and Credit Facility, page 58

5.   Revisions made in response to prior comment 13 indicate that you have no amounts available for future borrowings under your term loans. While we note that you have additional borrowing capacity under your revolving credit facility, please tell us what consideration you have given to adding a risk factor that discusses any risks resulting from your lack of borrowing availability under your term loans.

Business

Customer Service and Support, page 87

6.   Your response to prior comment 4 indicates that customers may request credits if you fail to satisfy your commitments regarding the delivery of email messages to and from your servers, the speed at which your archive can produce search results and your ability to correctly identify and isolate spam and viruses. Please tell us whether you have provided a material amount of credits, either individually or in the aggregate, to your customers.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Revenue Recognition, page F-10

7.   We note your response to prior comment 20 that under scenario 2 you share the responsibility for providing the services under an arrangement with the third-party reseller. While we note that the reseller reviews, facilitates and executes agreements with the end-user, please further clarify how the reseller changes the product or performs part of the underlying service. As part of your response, clarify the nature of all of the services provided in these arrangements and by whom they are performed in greater detail. In this regard, explain why the services provided by the resellers are an essential element of being a primary obligor when it appears that you are responsible for fulfillment as the end user seeks your services.

8.   Tell us how you determined that the contractually stated amount of the set-up fee is representative of fair value.

Software Development Costs, page F-15

9.   We note your response to prior comment 26 that it is not unusual for the development process to transition "back and forth" between what management may consider the "preliminary project phase" and the "application development stage." Please clarify why costs, or an allocation of costs, incurred in the application development phase are not capitalized. To the extent it is because you do not consider management to have committed the funding, clarify the process for management authorization of software development costs. Clarify the amount of software development costs that have been expensed for each period and management's process for authorizing these funds.

<u>Unaudited Pro Forma Net Loss per Share, page F-17</u>

10.   We note your response to prior comment 27. Clarify how this adjustment is expected to have a continuing impact.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information Technologies
and Services

cc: Michael J. Minahan, Esq.
        Goodwin Procter LLP